FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: C21 INVESTMENTS INC. (the “Issuer”).

Trading Symbol: CXXI

Date: February 6, 2019

1.                      New Options Granted:

Date of Grant: February 6, 2019

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Daniel Hopper (E) U.S.A.	Employee	No	30,000	$1.11	Feb.5/22	Nil
Mitchell Parra (E) U.S.A.	Employee	No	30,000	$1.11	Feb.5/22	Nil
Garrett Newman (E) U.S.A.	Employee	No	30,000	$1.11	Feb.5/22	Nil
Tom Driggers (E) U.S.A.	Employee	No	30,000	$1.11	Feb.5/22	Nil
Michael Kidd (O) CANADA	Director/Officer	Yes	190,000	$1.11	Feb.5/22	125,000
Andrew Marchington (E) U.S.A.	Employee	No	90,000	$1.11	Feb.5/22	Nil
Aron Swan (E) U.S.A.	Employee	No	150,000	$1.11	Feb.5/22	Nil
Randy Torcom (E) U.S.A.	Employee	No	50,000	$1.11	Feb.5/22	Nil
John Dempsey (E) U.S.A.	Employee	No	30,000	$1.11	Feb.5/22	Nil
David Goad (E) U.S.A.	Employee	No	40,000	$1.11	Feb.5/22	Nil
Karen Keese (E) U.S.A.	Employee	No	20,000	$1.11	Feb.5/22	Nil
Stephanie Deagle (E) U.S.A.	Employee	No	10,000	$1.11	Feb.5/22	Nil

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT
OR AMENDMENT
January 2015

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Kala Bernhardt (E) U.S.A.	Employee	No	10,000	$1.11	Feb.5/22	Nil

Total Number of optioned shares proposed for acceptance: 710,000                                                                           .

2.                      Other Presently Outstanding Options:

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Bertho Holdings Ltd. (Bill Boswell) (C)	75,000	$1.33	Oct.16/18	Oct.15/20
Christopher Cherry	100,000	$2.80	June 28/18	Feb 24, 2019 (being 30 days from date of resignation as a director)
Robert Cheney (O)	210,000	$2.80	June 26/18	June 25/21
Len Werden (D)	210,000	$2.80	June 26/18	June 25/21
Keturah Nathe (D)	210,000	$2.80	June 26/18	June 25/21
D. Bruce Macdonald (D)	210,000	$2.80	June 26/18	June 25/21
Michael Kidd (O)	125,000	$2.80	June 26/18	June 25/21
Joe DeVries (C)	85,000	$2.80	June 26/18	June 25/21
Susan Telford (C)	25,000	$2.80	June 26/18	June 25/21
Tiana Cheney (E)	10,000	$2.80	June 26/18	June 25/21
Clint W. Harris (E)	100,000	$2.80	June 26/18	Feb.18/19 (being 30 days from date of termination as employee)
Robert M. Shepard (E)	20,000	$2.80	June 26/18	Feb.16/19 (being 30 days from date of termination as employee)
Miguel A. Aldana (E)	20,000	$2.80	June 26/18	Feb.16/19 (being 30 days from date of termination as employee)
Skyler Pinnick (C)	100,000	$2.80	June 26/18	June 25/21
Russell Rotondi (C)	100,000	$2.80	June 26/18	June 25/21

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT
OR AMENDMENT
January 2015

Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date
Alleh Lindquist (C)	100,000	$2.80	June 26/18	June 25/21
Michael Thale (C)	100,000	$2.80	June 26/18	June 25/21
Eric Shoemaker (C)	50,000	$2.80	June 26/18	June 25/21
Ronald Cheng (C)	100,000	$2.80	June 26/18	June 25/21
Tony Shum (C)	100,000	$2.80	June 26/18	June 25/21
Robert Cheney (O)	125,000	$0.65	Oct.16/17	Oct.15/20
Christopher Cherry (O)	40,000	$0.65	Oct.16/17	Feb 24, 2019 (being 30 days from date of resignation as a director)
Len Werden (D)	100,000	$0.65	Oct.16/17	Oct.15/20
Joe DeVries (C)	50,000	$0.65	Oct.16/17	Oct.15/20
Keturah Nathe (D)	50,000	$0.65	Oct.16/17	Oct.15/20
Susan Telford (C)	15,000	$0.65	Oct.16/17	Oct.15/20
Richard Barnett (C)	15,000	$0.65	Oct.16/17	Oct.15/20
Teresa Cherry	10,000	$0.65	Oct.16/17	Oct.15/20
TOTAL:	2,455,000

(1) Set out number of optioned shares for each grant with different terms.

3.                      Additional Information

(a)	If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held.

(b)	State the date of the news release announcing the grant of options.

February 6, 2019

(c)	State the total issued and outstanding share capital at the date of grant or amendment.

61,222,778

(d)

State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

5.17%

(e)	If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan. 2,957,278

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT
OR AMENDMENT
January 2015

(f)	If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors.

On December 31, 2018 the Issuer closed the first tranche of its previously announced amended brokered syndicated private placement of units (each, a “Unit”) for total gross proceeds of CDN$5,063,000, and on January 30, 2019 it closed the second and final tranche of its brokered syndicated private placement of Units for additional proceeds of $9,825,000 (all figures in Canadian dollars). A total of 14,888 Units were issued at a deemed value of $1,000 per Unit for total gross proceeds from the Offering are $14,888,000.

(g)	Describe the particulars of any proposed material changes in the affairs of the Issuer.

N/A

4.        Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated: February 6, 2019

SIGNED: “Michael Kidd”
Michael Kidd, CFO, Secretary,
Director

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT
OR AMENDMENT
January 2015